SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

COMMONCACHE, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

CUSIP No. 202680104

(CUSIP Number)

Yakov Sarousi
Michael Thaler
Global Roaming, Inc.
c/o COMMONCACHE, Inc.
18851 NE 29th Avenue, 7th Floor
Aventura, Florida  33180

  (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

September 28, 2007

  (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 8 Pages)

CUSIP No. None	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Global Roaming, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES	7	SOLE VOTING POWER 12,368,400
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 12,368,400
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,368,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. None	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Yakov Sarousi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,368,400
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 12,368,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,368,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. None	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael Thaler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,368,400
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 12,368,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,368,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer
This statement relates to the common stock $0.001 par value, of Commoncache, Inc., a Florida Corporation (the "Issuer"). The principal offices of the Issuer are located at 18851 NE 29th Avenue, 7th Floor, Aventura, FL 33180.

Item 2. Identity and Background.

(a)-(c),  (f).  This statement is being filed by Global Roaming, Inc. (“GLOBAL ROAMING”), Yakov Sarousi (“SAROUSI”) and Michael Thaler (“THALER”) (Roaming, Sarousi and Thaler collectively, the ("REPORTING PERSONS")).

Global Roaming, a Nevada corporation, whose business address is 1021 Ives Dairy Road, Suite 216, Miami, Fl 33179, is primarily engaged in the business of providing cellular technologies.

Sarousi, whose business address 18851 NE 29th Avenue, 7th Floor, Aventura, Florida  33180, is the Chief Executive Officer of Roaming. Sarousi is a citizen of Israel.

Thaler, whose business address 18851 NE 29th Avenue, 7th Floor, Aventura, Florida  33180, is the Chief Financial Officer of Roaming. Thaler is a citizen of the United States.

(d) and (e).  During the last five  years, the Reporting  Persons have not been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors)  or  been  a  party  to  a  civil  proceeding  of  a  judicial  or administrative body of competent  jurisdiction in which the Reporting Persons were or are the  subject  to a  judgment,  decree  or  final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired 12,368,400 shares of common stock of the Issuer (the "Shares") pursuant to a Share Exchange Agrement entered into and closed with Freecom, LLC, a Florida limited liability company (“FreeCom”), and each of FreeCom’s holders of membership interests (the “FreeCom Interestholders”), of which Roaming was an 33.43% holder. The Reporting Persons acquired the Shares in exchange for the Reporting Persons’ ownership interest in FreeCom.

Item 4. Purpose of Transaction.

The shares acquired by the Reporting Persons were issued for the purpose of acquiring an interest in the Issuer.  The Reporting Persons do not have any present plan or proposal as a stockholder which relates to, or would result in any action  with  respect to, the matters listed in  paragraphs  (a) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Persons may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

As of September 28, 2007, Global Roaming beneficially owned 12,368,400 shares or 30.0% of Issuer’s common stock..  Global Roaming has the sole power to vote or dispose of all of its respective shares. The capital stock of Global Roaming is owned 50% by Sarousi, chief executive officer of Issuer and 50% by Thaler, chief financial officer Issuer.  By virtue of their stock ownership in Global Roaming, Sarousi and Thaler have joint control over the voting and disposition of all the shares owned by Global Roaming, although each has a 50% economic interest in the shares owned by Global Roaming.  Neither Global Roaming nor Sarousi nor Thaler has effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 The Reporting persons do not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1	Joint Filing Agreement, among Global Roaming, Inc., Yakov Sarousi and Michael Thaler, dated October 12, 2007

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Signature	Title	Date

/s/ Yakov Sarousi	Chief Executive Officer	October 12, 2007
Yakov Sarousi

/s/ Yakov Sarousi		October 12, 2007
Yakov Sarousi

/s/ Michael Thaler		October 12, 2007
Michael Thaler

EXHIBIT 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $0.001 par value per share, of Commoncache,  Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 12th day of October, 2007.

Signature	Title	Date

/s/ Yakov Sarousi	Chief Executive Officer	October 12, 2007
Yakov Sarousi

/s/ Yakov Sarousi		October 12, 2007
Yakov Sarousi

/s/ Michael Thaler		October 12, 2007
Michael Thaler